

Mail Stop 3233

June 22, 2018

<u>Via E-mail</u>
David R. Lukes
Chief Executive Officer
Retail Value Inc.
3300 Enterprise Parkway
Beachwood, Ohio 44122

> **Re:** **Retail Value Inc.**
> **Form 10-12B**
> **Filed June 14, 2018**
> **File No. 001-38517**

Dear Mr. Lukes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Kimberly J. Pustulka, Esq.
Jones Day